Delisting Determination,The Nasdaq Stock Market, LLC,
DATE, 2012, Blue Dolphin Energy Company. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Blue Dolphin Energy Company
(the Company), effective at the opening of the trading session on DATE, 2012. On March 16, 2010 and May 20, 2010, Staff notified the Company that it was in violation of Listing Rules 5550(a)(2)and 5550(b)(1), and was therefore subject to delisting. The Company appealed the delist determinations to a Hearing Panel, which issued decisions dated
May 4, 2010, May 18, 2010, June 23, 2010,
August 8, 2010, and November 9, 2010. In each, the
Panel allowed continued listing, subject to the Company meeting certain requirements and regaining compliance with the listing rules by the exception dates. On
November 24, 2010, the Panel found that the Company had regained compliance with the equity requirement in 5550(b)(1), but because its compliance was marginal, imposed a Panel Monitor, which extended until November 2011. During that Monitor, on May 27, 2011,
Staff informed the Company that it
was again in violation of Rule 5550(b)(1) and should address that violation to the Panel since it was under a Panel Monitor. Upon review of the Companys plan of compliance, the Panel determined to delist the Company in a decision dated June
9, 2011, and the Company's shares were suspended from trading on June 13, 2011. The Company exercised its right to appeal this decision to the Nasdaq Listing and Hearing
Review Council, which, after review of informaton provided by the Company, remanded the matter to the Panel in a decision dated August 22, 2011 with instructions to reinstate trading subject to a Panel Monitor. The
Panel issued a decision on August 20, 2011, reinstating trading in the Companys shares, subject to a Panel
Monitor. During the Panel Monitor, on January 3, 2012,
Staff notified the Company that it was subject to delisting for failure to timely hold its annual shareholders meeting, in violation of Listing Rule 5620(a).
The Company addressed this deficiency to the Panel.
On January 27, 2012, the Company held its annual shareholders meeting, and approved a transaction that Staff determined was a business combination with a non-Nasdaq entity that would result in a change of control. Therefore, pursuant to Rule 5110(a), the resulting entity would have to be approved for listing after demonstrating it met all initial listing requirements. Staff informed the Company and the Panel that based on the information it had from the Company, the Company would not qualify for listing. On February 13, 2012, the Panel issued a decision stating that the Company would be delisted unless it publicly announced by March 2, 2012 that it would not complete the transaction. On February 23, 2012, the Company completed the transaction. After confirming that Staff had not approved the initial listing application of the resulting entity, the Panel issued a final delist decision on February 24, 2012.
The decision was not appealed to the Listing Council.